FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                        For the month of January, 2006

   (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                  Form 20-F   X         Form 40-F
                            -----                 -----

       (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                 under the Securities Exchange Act of 1934. )
                           Yes                   No   X
                               -----                -----

  (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

The press release on power generation increase in 2005 of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant in English on January 11, 2006.

                               [GRAPHIC OMITTED]

To: Business Editor
[For Immediate Release]


                       HUANENG POWER INTERNATIONAL, INC.
                   Power Generation Increases 31.7% in 2005

(Beijing, China, January 11, 2006) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] today announced its results of power generation in 2005.

 Based on preliminary statistics, as of December 31, 2005, the Company's total power generation based on a consolidated basis for the year was 150.505 billion kWh, an increase of 31.7% over the same period last year. The power generation of Yushe Power Plant, Huaiyin Power Plant, Qinbei Power Plant, Jining Power Plant and Shantou Power Plant increased significantly.

The increase in power generation of the Company's power plants in 2005 was mainly attributed to the following reasons:

1. Power plants acquired in 2004, such as Luohuang Power Plant, Yueyang Power Plant, Yingkou Power Plant, Jinggangshan Power Plant, Pingliang Power Plant and Sichuan Hydro Power have made significant contribution to the increase of the Company's power generation;

2. Yushe Power Plant Phase II and Qinbei Power Plant which were put into operation in the second half of 2004, and Huaiyin Power Plant Phase II and Shantou Power Plant Phase II which were put into operation in 2005 have contributed stable generation in 2005;

3. As a result of rapid economic growth, power demand in the regions where the Company's power plants operated remained strong, thereby providing favorable market conditions for the power generation of the Company;

4. As there were less new generating units being put into operation recently in Shandong power grid, the Company's power plants in Shandong region has posted comparatively rapid growth;

5. Safe and stable operation of generating units has also ensured the growth in the Company's power generation.

The power generation of each of the Company's power plants in 2005 was listed below (in billion kWh):

------------------------------------------------------------------------------
Dalian                              9.234  Changxing                   1.921
------------------------------------------------------------------------------
Fuzhou                              9.215  Taicang                     3.969
------------------------------------------------------------------------------
Nantong                             8.403  Huaiyin                     6.030
------------------------------------------------------------------------------
Shangan                             8.450  Yushe                       5.422
------------------------------------------------------------------------------
Shanghai Shidongkou Second          7.958  Qinbei                      7.448
------------------------------------------------------------------------------
Shantou Coal-fired                  5.455  Xindian                     2.655
------------------------------------------------------------------------------
Shantou Oil-fired                   0.005  Yingkou                     4.680
------------------------------------------------------------------------------
Dandong                             4.238  Jinggangshan                3.467
------------------------------------------------------------------------------
Nanjing                             3.936  Yueyang                     4.566
------------------------------------------------------------------------------
Dezhou                             15.060  Luohuang                    8.357
------------------------------------------------------------------------------
Jining                              3.416  Pingliang                   8.073
------------------------------------------------------------------------------
Weihai                              4.887  Sichuan Hydro Power         6.053
------------------------------------------------------------------------------
Shanghai Shidongkou First           7.607
------------------------------------------------------------------------------

The Company develops, constructs, operates and manages power plants in China nationwide, with a total generation capacity of 22,253MW on an equity basis. The Company wholly owns sixteen operating power plants, and has controlling interests in ten operating power companies and minority interests in four operating power companies. Today, it is one of the largest independent power producers in China.

                                    ~ End ~

For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin      Mr. Edwin Ng / Ms. Edith Lui / Ms. Christy Lai
Huaneng Power International, Inc. Rikes Communications Limited
Tel: (8610) 6649 1856 / 1866      Tel: (852) 2520 2201
Fax: (8610) 6649 1860             Fax: (852) 2520 2241
Email: ir@hpi.com.cn



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                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                       HUANENG POWER INTERNATIONAL, INC.



                              By /s/ Huang Long
                                 --------------





                          Name:    Huang Long

                          Title:   Company Secretary



Date:    January 11, 2006